LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol

SEC 12g3-2(b) exemption: 82-3640



PI

SUPPL

Date: March 23, 2005


RECEIVED
APR 0 4 2005

Nithi Mountain Moly Project

Leeward Capital Corp. is in receipt of the land use permit for the Nithi Mountain drilling program. The property is located south of the Town of Fraser Lake in central British Columbia and is accessible from Fraser Lake via existing logging roads and exploration trails. Local access to the proposed drill sites will be provided by opening up an existing exploration trail. A track-mounted diamond drill is being mobilized from Smithers by Suisse Diamond Drilling for the program. Contingent upon exploration success in the initial five holes, the drilling program will be expanded.

The final geophysical interpretation of the helicopter-borne magnetic and multi-frequency resistivity survey has been received. A coincident soil geochemical and geophysical anomaly combined with geology and drillhole data have been used to define the initial drill targets for the Nithi moly prospect.

Previous drilling at Hole N-14 encountered a continuous zone of mineralization consisting of 115.8 m grading 0.10% molybdenite (MoS_2) using a 0.05% cutoff and ten-foot sample intervals. Due to poor sample recovery from the surface to the top of this mineralized interval, moly mineralization described in the log of this hole but was not analyzed. Immediately below this mineralized section, an additional 54.8 m grading 0.05% MoS_2 was encountered followed by a 6.1 m un-mineralized section followed by an additional 67.1 m interval grading 0.058% MoS_2.

Based on these previous results, a drilling program was designed to confirm the previously reported results and to extend the area of known molybdenite mineralization. The company has sufficient funding in place to complete this program.

Directors' Incentive Options

The two new board members have been granted stock options in the company. Mr. W. Roy Shouldice was granted 150,000 options at an exercise price of $0.15 in November 2004 and Mr. Brian C. Comrie (also CFO) was granted 150,000 options @ $0.30 per share February 2005.

The company has relied upon James ("Jim") W. Davis (M.Sc., P.Geol., F.GAC) as the qualified person for preparing this release. For further information, contact Jim at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.